January 16, 2020

Ms. Anu Dubey

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

MSS Series Trust

One Rock Fund

File Nos. 333-135714 and 811-21927

Dear Ms. Dubey:

On November 11, 2019, MSS Series Trust (the “Trust”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of the One Rock Fund (the “Fund”).

You provided comments via telephone to Joshua Hinderliter on December 17, 2019, which the Registrant responded to via correspondence on January 10, 2020. You provided additional comments via telephone on January 15, 2020.  Your additional comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

PROSPECTUS

Principal Investment Strategy

1.

Comment. Please revise the Fund’s principal investment strategy disclosure to clarify that being short a call or put option is equivalent to writing an option.

Response. The disclosure in question has been revised as follows (italics added to emphasis added disclosure):

The Fund may actively use covered calls and covered puts on individual securities.  A covered call is owning a stock while simultaneously being short (also known as writing) a call option(s) on the same stock. A covered put is being short a stock while simultaneously being short (also known as writing) a put option(s) on the same stock.  Both strategies are meant to reduce portfolio volatility and reduce downside risk relative to owning a stock or being short a stock without the corresponding covered call option or put option. The Adviser may use these strategies during periods of heightened individual company risks.

The Adviser may employ a short straddle or short strangle stock option strategy.  A short straddle is being short (also known as writing) a call option(s) and put option(s) at the same strike price on the same stock. A short strangle is being short (also known as writing) a call option(s) and a put option(s) at different strike prices on the same stock.  Both strategies benefit if the underlying stock is not as volatile over the holding period as the options market is currently pricing.  The Adviser will only make use of option strategies where the underlying security is one in which the Fund normally would invest.

2.

Comment. Please revise the disclosure, if applicable, with regard to the Fund’s use of short straddles or short strangles to clarify that these strategies would be used with respect to the same stock.

Response. The disclosure in question has been revised. Please see response to Comment 1.

3.

Comment. With regard to the disclosure, “The Adviser will only make use of option strategies where the underlying security is one in which the Fund normally would invest” – please, if applicable, revise to clarify that this only applies to the Fund’s use of short straddles and short strangles.

Response. The Registrant respectfully declines to revise the existing disclosure. The Registrant notes that the use of covered calls and covered puts also involve underlying securities. The Registrant feels it would be potentially misleading to shareholders to revise the current disclosure.

Principal Investment Risks

4.

Comment. With regard to “Options Risk” – please consider revising the first sentence of the disclosure to clarify under what condition(s) the Fund may lose the entire option premium.

Response. The Registrant respectfully declines to revise the current disclosure. The Registrant notes that the existing disclosure already states (italics added for emphasis) “[t]he Fund may lose the entire put option premium paid if the underlying security does not decrease in value at expiration.

5.

Comment. With regard to “Options Risk” – please consider expanding the disclosure, “[p]ut options may not be an effective hedge…” to better explain what the Fund is hedging against by engaging in an options strategy.

Response. The disclosure in question has been revised as follows (italics added to emphasis added disclosure):

Put options may not be an effective hedge against a decrease in the value of the Fund’s portfolio of securities because they may have imperfect correlation to the value of the Fund's portfolio securities.

Opening an Account

6.

Comment. With regard to the disclosure, “Cash, credit cards and third party checks will not be accepted”, please confirm that if these payment methods are used, the purchase order will be canceled.

Response. The Registrant confirms that if these payments methods are used, the purchase order will be canceled.

If you have any questions or additional comments, please call Joshua Hinderliter at (614) 469-3345.

Very truly yours,

            /s/ Joshua J. Hinderliter

Joshua J. Hinderliter